5/16



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiei Inc.

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
MAY 17 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 230

FISCAL YEAR 2-28-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 5/17/05

May 11, 2005

TO OUR SHAREHOLDERS

NOTICE OF CONVOCATION OF THE 54TH ORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the 54th Ordinary General Meeting of Shareholders will be held as follows:

1. Date of the Meeting: Thursday, May 26, 2005, at 10:00 A.M.
2. Place of the Meeting: Kobe Seishin Oriental Hotel, 4th Floor "Shoun-no-ma"
   (Address) 5-6-3 Kouji-dai
   Nishi-ku, Kobe
   Hyogo 651-2273
   Japan
3. Agenda of the Meeting: The substance of the agenda is set out on the following pages.

Your attendance is cordially requested.

Yours very truly,

Yoshiaki Takahashi
Representative Director

The Daiei, Inc.
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe, Hyogo 650-0046
Japan

In case you are unable to attend the Meeting, please indicate your approval or disapproval on each of the enclosed proxy forms after reviewing the reference materials annexed hereto, by affixing your signature to the proxy forms and returning them to us by May 25, 2005.

AGENDA FOR THE MEETING

【THE ANNUAL GENERAL MEETING OF SHAREHOLDERS】

ITEMS TO REPORT

No.1: Business report, the non-consolidated balance sheet as of February 28, 2005 and the non-consolidated statement of income for the 54th term (from March 1, 2004 to February 28, 2005)

No.2: Consolidated balance sheet, consolidated statement of income and reports of independent auditors and corporate auditors for the 54th term (from March 1, 2004 to February 28, 2005)

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 54th term

No.2: Matter concerning the partial amendment to the Article of Corporation
The details of the item are described on pages 37 and 38 of "Reference Material for the Exercise of Voting Rights.

No.3: Matter concerning the election of four directors of the Board

No.4: Matter concerning the election of four corporate auditors

No.5: Matter concerning the issuance of new share reservation as stock option
The details of the item are described on pages 42 and 43 of "Reference Material for the Exercise of Voting Rights."

Note: When attending the Meeting, please present the enclosed proxy forms at the reception desk.

Attachment

BUSINESS REPORT

(March 1, 2004 through February 28, 2005)

1. SUMMARY OF OPERATIONS

(1) Process and Results of Operations

The Japanese economy during this term has begun to show some recovery in business with the increase in facility investments but in the second half of the year, we observed movements of business adjustment stage, such as shown in lower-than-expected increase in exports and the production. Although the employment and income status are on the recovery stage, they are still at very severe level. Individual consumption indicated partial improvement in leisure industry such as digital appliances and travels but that was not enough to affect the total recovery of the consumption.

It was also the final year of the Daiei Group's "New Three-Year Restoration Program," which aims at appropriating the level of interesting bearing debts and securing the profitability level for the resumption of dividend. Under these economical circumstances, we have endeavored to improve our profitability and implemented the structural innovation measures in order to achieve our target set in the Program, as our most important challenge.

Regarding the improvement of profitability, we have categorized Daiei's GMS (General Merchandise Stores) into six groups based on the location, the competition and the store size in order to strengthen the competitiveness of individual stores. GMS stores are categorized into stores that specialize in merchandise categories of the market, stores that aim to be the No. 1 in the market with the general assortment, stores that support ordinary daily life of customers, stores that have higher percentage of customers from outside towns, stores that have full assortment without any failures and stores that aim to draw customers from wider market with "fun & comfort" at stores. With this categorization, we now have implemented store renovations to meet individual stores' characteristics. In May, Fukuoka Store (Fukuoka Prefecture) was renovated as a model store to serve customers from outside towns and in June, Himonya Store (Tokyo) was renovated as a model store of full-assortment type.

Merchandising strategy has been reviewed fundamentally. In order to realize "store categorization" to increase customers' convenience, three merchandising divisions were reorganized into 60 categories with six merchandising groups, which enables Daiei to manage merchandising by category. The six groups are; "Fashion" with apparels for ladies and men's, and accessories, "Kids & Sports" with integrating all the kids' related items, "HBC" with cosmetics and consumables under the theme of "beauty and healthy life," "Home Living" with interior and home sundries, "Fresh Food" with meat, fish, produce and delicatessen and "General Food" that mainly handles snacks, sweets, rice, liquor and others. On the other hand, in order to improve sales guidance and the management control of stores with the better communication with stores, three Operating Divisions were reorganized to form 20 areas so that quick and timely decisions are made at much closer stage to stores.

As for structural innovating measures, we have further strengthened cost management and have endeavored to reduce costs in store operations and real estate. Regarding the reintegration of the Group businesses, we have implemented reorganization of businesses that have less relevancy with the core business and non-profitable business, such as the transfer of the Fukuoka Business.

As stated above, we have steadily implemented the Daiei Group's "New Three-Year Restoration Program" and made results as planned in appropriating the interesting bearing debts level. However we still have the large amount of debts with unsatisfactory level of recovery in operating power in core retail business. Therefore there still exists the anxiety of lower profitability due to the worsening business environment. Under these environments, we have examined the "Next Mid-Term Plan" to improve profitability and financial structure of Daiei Group by solving the current issues and concentrating management resources to the core business. This Plan is forced to include new financial support and acceptance of new investment because the Plan includes the fundamental restructuring programs that would generate enormous loss as a result of a full withdrawal from our non-core businesses, closures of underperforming stores, and the immediate implementation of asset-impairment accounting. Regarding the implementation of the Mid-Term Plan, since this will in fact be the third time to receive financial support, it is necessary to secure the viability of implementing the plan and the transparency of process and to smoothly and speedily coordinate among the interests of the various interested parties. In order to solve such challenges, Daiei and its eleven subsidiary companies worked out "The Business Plan" and applied to the Industrial Revitalization Corporation of Japan (IRCJ) for its assistance on December 28, 2004 and received the approval of the application for such assistance on the same day.

Business results of this term were influenced by unstable weather and the operating revenue for the term was 1,308,100 million yen (down 8.5% from the previous term). Although we have further reviewed cost structure by low cost measures, the ordinary profit was 5,300 million yen (down 68% from the previous term). As for extraordinary profit, we posted 57,400 million yen as a result of profits from the reconcilements retirement allowances resulted from the liquidation of Daiei Employee Pension Fund and divestiture of shares of banks and others. We on the other hand posted extraordinary loss of 530,700 million yen that includes approximately 500 billion yen of loss generated from the implementation of the "Business Revitalization Plan," such as the loss from the asset impairment of the fixed assets and allowances for the restructurings of affiliated companies.

Therefore, the net loss during this term was 473,700 million yen.

The temporary financial situation where the debts exceeds the total assets by posting the above losses will be resolved during the fiscal year 2005 through the financial assistance from the financial institutions and the investments from the IRCJ and new sponsors.

(2) Challenges that we face

The surrounding economic environment of Daiei shows some improvement in employment and income status but it will still need time for the full recovery in personal consumption, thus the severe situation is likely to continue.

Under these circumstances, we have implemented reintegration of operational portfolio by placing retail business as a core, reforming of organizational operations system and steady implementation of financial restructuring based on the "Business Revitalization Plan." With this effort, we are working toward the restoration of the Daiei Group.

In reintegration of operational portfolio, the businesses that have less relevance with the retail business to be categorized as divestiture business and those businesses will be sold basically. Regarding the continuing businesses, with the view points of "Specialty Store Company," "functional company for food operation," "Real Estate Company," and "Supermarket Company," directions for group companies to be determined so as to maximize the value of the total Group.

Improvement of profitability in core retail business, the basic policy is to eliminate ideas of "owning assets" and "adhering to nationwide deployment." We will also withdraw from underperforming stores and categories and introduce outside tenants together with the renovations for GMS stores and new store developments of supermarket stores.

As for GMS stores, the six store categorizations of "metropolitan type," "local city type," "In-front-of the station with daily life type," "suburban residential type," "local suburban type," and "SC type" will be reviewed and renovations will be carried out with each store's location and facility. We will also emphasize fresh food categories such as meat, fish and produce and HMR (delicatessen). At the same time, we will withdraw from the underperforming categories and introduce tenants with higher customer-drawing power. As for supermarket stores that are to be expected to generate steady profitability, we are planning to open approximately 100 stores in Tokyo Metropolitan Area and Kinki area in five years from now.

In reform of organizational operations system, we will restore the vitality of our employees, which was weakened through prolonged corporate downsizing. The organizational operations system will be reformed so that all employees will work to increase the level of customer satisfaction.

On the other hand, as for financial restructuring, through capital reduction, financial support from the financial institutions and investments from the IRCJ and new sponsors, which are all approved at the Extraordinary General Meeting of Shareholders held on March 30, 2005, we will further strengthen the financial structure in order to steadily implement "mop-up restructuring."

As for the "Business Revitalization Plan," we will apply for the approval of business restructuring plan based on Law on Special Measures for Industrial Rehabilitation.

We apologize to our shareholders that we have come to face such circumstances. From now on, with the cooperation of the IRCJ and sponsors, with the team work of the total group, we are determined to achieve various programs stated in the Business Revitalization Plan to restore the Daiei Group.

(3) Summary of Merchandising Line Sales Operations

1) Merchandising Line Sales

	Merchandising Line	Amount (Millions of Yen)	Ratio of Composition (%)	Compared with Previous Year (%)
Retail	Clothing and Personal Care Products	247,152	19.7	86.1
	Foodstuffs	579,314	46.2	93.9
	Household Items and others	153,488	12.2	85.6
	Subtotal	979,954	78.1	90.4
Wholesale		274,938	21.9	94.0
	Total	1,254,893	100.0	91.2

2) Operational Result by Merchandising Line

[Clothing and Personal Care Products]

In apparel, we aimed at strengthening collaboration with our suppliers and launched 100% Neo-Mongolian cashmere sweaters as a common project for ladies' and men's and jackets with Hungarian goose down and coats were also launched.

As our effort in strengthening the merchandising, we introduced men's suits with the new material which has higher anti-wrinkle and stretch function, which puts us ahead of our competitors in the industry and emphasized on assortment of popular national brand items.

In personal care products, in order to propose the professionalism and convenience in "Beauty and Healthy Life," we will further focus on sales of medicines with the improvement in counseling ability of pharmacists.

[Foodstuffs]

Consciousness over "Safety, security, and health," to increase, in order to meet our customers' needs, we have introduced the system in our home page that discloses the person in charge of growing, product characteristics and usage status of fertilizers and agricultural chemicals for our "SUKOYAKA-DODACHI" produce.

Placing "Want to eat deliciously" as a key phrase, we suggests various dishes with the cooperation from Tsuji Cooking School and our suppliers and have worked on vitalizing merchandise and increasing sales.

[Household Items and Others]

We have continued to put emphasis on "Saliv" brand with the better-to-use and its functionality, and "Savings" brand with the quality and cost performance. Newly introduced items include "Saliv" frying pan with ceramic coatings on both sides which was the first attempt in the industry and "Savings" pet food with keywords of "small-sized dog, dogs for indoor, aging, health."

As a part of the merchandising with the third-party, we experimentally introduced imported branded china wares and ordering curtain shop.

(4) Capital Expenditures

1) Stores Newly Opened and Renovated

i) Stores Newly Opened

Gourmet City Toyonaka Ekimae Store (Osaka Prefecture)

ii) Major Stores Renovated

Tsurugashima Store (Saitama Prefecture), Fukuoka Store (Fukuoka Prefecture), Kitanoda Store (Osaka Prefecture), Sone Store (Osaka Prefecture), Higashi Washinomiya Store (Saitama Prefecture), Hiratsuka Store (Kanagawa Prefecture), Himonya Store (Tokyo), Isehara Store (Kanagawa Prefecture), Tsukaguchi Store (Hyogo Prefecture), Mitsusakai Store (Kanagawa Prefecture)

2) Stores Closed

d's home shop Nanko ATC (Osaka Prefecture), LaLa Port East Store (Chiba Prefecture), Topos Yanagawa Store (Okayama Prefecture), Nakamozu Store (Osaka Prefecture)

There is no facility investment planned for a new store to be completed during the next fiscal year.

(5) Financial Activities

We have allotted the capital from the assets divestitures based on the Daiei Group's "New Three-Year Restoration Program" to repay the loans.

(6) Financial Summary

For the Years Ended February 28	2002 (51st Term)	2003 (52nd Term)	2004 (53rd Term)	2005 (54th Term)
Items	Annual	Annual	Annual	Annual
Operating revenues (¥million)	1,731,223	1,557,564	1,430,257	1,308,149
Ordinary profit or (loss)(¥million)	14,122	14,529	16,645	5,326
Net income (loss) (¥million)	(458,210)	100,029	14,581	(473,699)
Earnings (Losses) per share(¥)	(643.63)	194.55	17.71	(729.20)
Total assets (¥million)	1,209,374	1,395,063	1,421,553	1,136,124
Shareholders' equity(¥million)	(240,531)	88,461	106,379	(369,351)
Shareholders' equity per share(¥)	(509)	(339)	(281)	(1,337)

Notes

1) As for the calculation of "Earnings per share" and "Shareholders' equity per share" the year ended February 28, 2002, the number of treasury stock is excluded from the number of outstanding shares.

2) From the fiscal year ended February 28, 2003, "Earnings per share" and "Shareholders' equity per share" are calculated by adopting, the new accounting standards and guidelines, which are Financial Accounting Standard Exposure No.2 "Accounting Standard for Earning per Share," and Guideline of Financial Accounting Standard Exposure No.4 "Guideline of Accounting Standard for Earning Per Share."

3) "Earnings per share" is calculated by dividing the net income by the average number of the shares outstanding during the period. From the fiscal year ended February 28, 2003, it is calculated by adding the number of stocks which is calculated by pursuing if-converted method of conversional participative stocks (class A preferred stocks and class G preferred stocks) to the number of common stocks.

(Basis of calculation : The fiscal year ended February 28, 2005)

Net income	△473,699 million
Amount not belongs to ordinary shareholders	- million
Net income concerning ordinary shareholders	△473,699 million
Number of the shares outstanding during the period	649,619 thousand shares
(Including number of common stock)	448,834 thousand shares
(Including number of class A preferred stock)	12,814 thousand shares
(Including number of class G preferred stock)	187,969 thousand shares

4) "Shareholders' equity per share" is calculated by dividing the shareholders' equity at each year-end (excluding the amount calculated by multiplying the number of the outstanding preferred stocks by issued price) by the number of the outstanding common stocks at the year-end.

5) We carried out a 1-for-2 reverse stock split of outstanding ordinary stocks and a 1-for-10 reverse stock split of class A preferred stocks and class B preferred stocks outstanding, and "Shareholders' equity per share" are calculated on the premise that the stocks were split down at the beginning of the period.

6) Decrease in the operational revenue of the fiscal year ended February 28, 2003 from the previous year is mainly due to the decrease in the sales of the existing stores and closure of 33 non-profitable stores. Substantial increases in the net income and earnings per share from the previous year are mainly due to debts acquittal as financial support from our three main banks, and substantial increase in the shareholder's equity is due to above mentioned debts acquittal and capital increase by debt-equity-swap.

7) The reason for the improvement in "ordinary profit" when compared to the previous term in the fiscal year 2003 is mainly the improvement in cost structuring through low-cost operations. "Net profit" and ""Net profit per share" have dramatically decreased due to the debt forgiveness as financial support from our three main banks in the fiscal year 2002. "Net asset" increased because of the capital increase by third-party allotment.

8) Status of the fiscal year ended February 28, 2005 is as described in "(1) Process and Results of Operations."

2. CURRENT STATUS OF THE COMPANY (As of February 28, 2005)

(1) Principal Business Activities

The Company is primarily engaged in the business of retailing merchandise based fundamentally on the self-service system and wholesale merchandise, coupled with supplemental businesses such as real estate rental operations, car parking business, management consultation and other services to affiliated companies.

(2) Principal Offices and Stores

1) Principal Office:

Head Office	Chuo-ku , Kobe , Hyogo
Hamamatsucho Office Center	Minato-ku , Tokyo

2) Stores

Region	Names of Major Stores in Each Region		No. of Stores
Hokkaido	Azabu Store Qualite Prix Shin Sapporo Kotoni Store Takigawa Store	Iwamizawa Store Kamiiso Store Shin Sapporo Store Higashi Sapporo Store and others	11
Tohoku	Izumi Store Sakata Store Morioka Store	Iwaki Store Sendai Store Yamagata Store	6
Kanto	Omiya Store Chiba Naganuma Store D-Mart Ashikaga Store Himonya Store	Kanazawahakkei Store Tsudanuma Store Tokorozawa Store Mito Store and others	88
Chubu	Otsuki Store Kamiiida Store Nagano Wakasato Store Niigata Store	Kanazawa Store Nagaoka Store Nagoya Higashi Store Numazu Store and others	16

Kinki	Izumisano Store Katsura Minami Store Koshien Store Harbor Land Store * Gourmet City Toyonakaekimae Store and others	Katada Store Kyobashi Store Tomio Store Wakayama Store	84
Chugoku	Okayama Store Shimonoseki Store Hiroshima Ekimae Store	Kurayoshi Sanpia Store Hiroshima Store Fukuyama Store	6
Shikoku	Kochi Store Minami Matsuyama Store	Tokushima Store Yashima Store	4
Kyushu	Kagoshima Store Sasaoka Store Nakama Store Fukuoka Store	Kumamoto Store Chitose Store Hida Store Miyazaki Store and others	46
Okinawa	Urazoe Store	Naha Store	2
The total number of stores			263

Note: The asterisks represent stores newly opened during this fiscal year.

(3) Employees

	Number of Employees	Increase or Decrease from the Preceding Fiscal Year	Average Age	Average Years of Services
Male	7,545	Dec. 466	41.0	18.4
Female	2,059	Dec. 120	33.2	10.3
Total	9,604	Dec. 586	39.3	16.7

Note: In addition to the above, the numbers of part-timers (which was computed by dividing total part-time hours for the fiscal year by 8 hours, the daily working hours of the Company's employees) was 28,469.

(4) Shares

1) Number of Shares:

Total Number of Shares Authorized:

Common Stock	2,070,000,000shares
Class A Preferred Stock	5,000,000shares
Class B Preferred Stock	5,000,000shares
Class D Preferred Stock	40,000,000shares
Class E Preferred Stock	50,000,000shares
Class F Preferred Stock	80,000,000shares
Class G Preferred Stock	50,000,000shares

Total Number of Shares Issued and Outstanding:

Common Stock	449,918,009shares
Class A Preferred Stock	4,500,000shares
Class B Preferred Stock	4,500,000shares
Class D Preferred Stock	20,000,000shares
Class E Preferred Stock	20,000,000shares
Class F Preferred Stock	80,000,000shares
Class G Preferred Stock	50,000,000shares

2) Number of Shareholders:

Common Stock	70,871persons
Class A Preferred Stock	3persons
Class B Preferred Stock	3persons
Class D① Preferred Stock	1persons
Class D② Preferred Stock	1persons
Class E Preferred Stock	3persons
Class F Preferred Stock	3persons
Class G Preferred Stock	3persons

3) Major Shareholders

(Common Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	93,070	15.07	-	-
UFJ Bank, Ltd.	17,560	2.84	-	-
MARUBENI FOODS INVESTMENT CO.,LTD.	17,391	2.82	-	-
Nakauchi International K.K.	13,779	2.23	-	-
Marunaka Enterprises, Inc.	13,629	2.21	-	-
Japan Securities Finance co., Ltd.	11,556	1.87	-	-
Sumitomo Mitsui Banking Corporation	8,780	1.42	-	-
Mizuho Corporate, Ltd.	8,780	1.42	-	-

(Class A Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	2,250	0.36	-	-
Sumitomo Mitsui Banking Corporation	1,125	0.18	-	-
Mizuho Corporate, Ltd.	1,125	0.18	-	-

(Class B Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	2,250	0.36	-	-
Sumitomo Mitsui Banking Corporation	1,125	0.18	-	-
Mizuho Corporate, Ltd.	1,125	0.18	-	-

(Class D① Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	20,000	3.24	-	-

(Class D② Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	20,000	3.24	-	-

(Class E Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	25,000	4.05	-	-
Sumitomo Mitsui Banking Corporation	12,500	2.02	-	-
Mizuho Corporate, Ltd.	12,500	2.02	-	-

(Class F Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	40,000	6.48	-	-
Sumitomo Mitsui Banking Corporation	20,000	3.24	-	-
Mizuho Corporate, Ltd.	20,000	3.24	-	-

(Class G Preferred Stock)

Name	Number of Shares (Thousands of Shares)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	25,000	-	-	-
Sumitomo Mitsui Banking Corporation	12,500	-	-	-
Mizuho Corporate, Ltd.	12,500	-	-	-

Notes:

1) The ratio of the voting rights are calculated based on the number of shares with voting rights as of February 28, 2005. The shares with the voting rights are common stocks, Class A preferred stocks, Class B preferred stocks, Class D① preferred stocks, Class D② preferred stocks, Class E preferred stocks and Class F preferred stocks and the number of voting rights are 1,235,070.

2) Class A preferred stocks and Class B preferred stocks have voting rights from the 51st ordinary general meeting since a question to receive preferred dividends was not introduced at the meeting

3) Because no agenda to receive preferred dividend was submitted at the 54th General Meeting of Shareholder to be held on May 26, 2005, due to the fact that there is no profit generated that enable the company to implement the dividend payment at the end of this term, Class E preferred shares and Class F preferred shares will have the voting rights.

4) Class G preferred stocks do not have voting rights.

(5) Repurchase, disposition and holding status of its own shares (Treasury stocks)

①Repurchase

Common stocks	110,051 shares
Total amount of the repurchase	28,062 thousand yen

②Deposition

Common stocks	3,252,959 shares
Total amount of the repurchase	736,269 thousand yen

③Holdings as of the year-end

Common stocks 148,173 shares

(6) Major Creditors

Name	Balance of Borrowings (in Millions of Yen)	Number of Common Shares of the Company Held by Creditors (Thousand of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	429,630	112,060	14.10
Mizuho Corporate, Ltd.	205,064	56,030	7.05
Sumitomo Mitsui Banking Corporation	186,086	56,030	7.05

Note:

1) UFJ Bank's holding shares include 2,250 thousand shares of class A and class B preferred stocks respectively, and also include 25,000 thousand shares of class E preferred stocks, 40,000 thousand shares of class F preferred stocks, and 25,000 thousand shares of class G preferred stocks.

2) Mizuho Corporate's shares and Sumitomo Mitsui Banking Corporation's holding shares include 1,125 thousand shares of class A and class B preferred stocks respectively for each bank, and also include 12,500 thousand shares of class E preferred stocks, 20,000 thousand shares of class F preferred stocks, and 12,500 thousand shares of class G preferred stocks.

(7) Status of Major Subsidiaries and Affiliated Companies

1) Major Subsidiaries

Name	Business	Capital Stock (In Millions of Yen)	Our Company's Voting Ratio (%)
Advanced Department Stores of Japan. Inc.	Department Store	6,510	100.0
OMC CARD, Inc.	Financing Business	43,312	52.8
Jujiya Co., Ltd.	Department Store	19,421	72.2
Daiei Leasing Company Co., Ltd.	Real estate	13,847	100.0

Note:

1) Through the sales of the Fukuoka Business (Fukuoka Dome and others) on March 31, 2004, the Fukuoka Dome is no longer considered as a major subsidiary.

2) "Our Company's Voting Ratio" included indirect ownership by subsidiaries

2) Major Affiliated Company

Name	Business	Capital Stock (In Millions of Yen)	Our Company's Voting Ratio (%)
The Maruetsu, Inc.	Super market	37,549	37.9

Note: "Our Company's Voting Ratio" included indirect ownership by subsidiaries.

3) Change in Subsidiaries and Affiliated Companies

Shares of Volks Inc., which was described as a major business consolidation in the previous term, were sold and the company is now no longer considered as affiliated company.

55 Station, Daiei's subsidiary, filed for the application to start reorganization and rehabilitation process to the Tokyo District Court and was accepted on the same day.

4) Status and results of Business Combination

The number of consolidated subsidiaries including above major four subsidiaries was 96 and the number of companies, which the equity method was applied counted 13.

Consolidated operating revenues for the current fiscal year were ¥1,833,818 million (8.0% decrease from the previous year) and consolidated net loss during this term resulted 511,198 million yen due to the posting of losses based on the "Business Revitalization Plan.

(8) The Company's Directors and Corporate Auditors in This Fiscal Year

President	Toshio Hasumi	
Senior Managing Director	Shinji Seino	General Director in charge of corporate Planning, Corporate Management Advisory Director Compliance
Managing Director	Tadahiko Tsuchiya	Advisory Director Public Relations
Managing Director	Kazuo Takahashi	General Director in charge of Merchandising
Managing Director	Mitsuru Hazeyama	General Director in charge of Retail Business & Divisional Manager Sales Promotion Division
Managing Director	Mikio Kihara	Deputy General Director in charge of Corporate Planning & Divisional manager Group Management Division
Managing Director	Hiroyuki Ogawa	Deputy General Director in charge of Merchandising & Divisional manager Merchandise Planning Division
Director	*Takayuki Ito	Deputy General Director in charge of Retail Business & Divisional manager Sales Strategy Management Division
Director	*Masahiro Ota	Divisional manager Real Estate Planning Division
Director	*Masakazu Sato	Divisional manager SC Planning Division
Director	*Yoshiaki Takahashi	Divisional manager Corporate Planning Division
Director	*Kunio Nishimoto	Divisional manager General-Foods Group
Corporate Auditor (Full-time)	*Osamu Sato	

Corporate Auditor (Full-time)	*Kenjuro Yamamoto	
Corporate Auditor	Toichiro Kigawa	
Corporate Auditor	Satoru Kita	

Note:

1) The asterisked directors and corporate auditors were newly elected at the 53rd Ordinary General Meeting of Shareholders on May 27, 2004.

2) Resigned directors and corporate auditors during the fiscal year are as follows:

NAME	POSITION AT RESIGNATION	RESIGNED DATE
Takao Endo	Senior Managing Director Advisory Director Logistics	April 10, 2004
Jiro Amagai	Chairman	May 27, 2004
Kazuhiko Iwata	Advisory Director Government & Public Affairs Relations	May 27, 2004
Kazuya Uetsuka	Advisory Director Government & Public Affairs Relations	May 27, 2004
Tokio Endo	Advisory Director Government & Public Affairs Relations	May 27, 2004
Osamu Sato	Divisional manager Accounting Division	May 27, 2004
Akira Kanno	Corporate Auditor (Full-time)	May 27, 2004
Takashi Sekiguchi	Corporate Auditor (Full-time)	May 27, 2004
Kunio Takagi	Chairman	December 28, 2004
Heihachiro Yoshino	Director Adviser	January 31, 2005
Hiroshige Sasaki	Advisory Director KYUSYU Affairs Relations	January 31, 2005

3) The Corporate Auditors, Toichiro Kigawa and Satoru Kita are outside corporate auditor stipulated on Article 18 Paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)."

4) All directors retired listed above and four directors mentioned below were newly elected as directors at the Extraordinary General Meeting of Shareholders on March 30, 2005.

Yoshiaki Takahashi	Executive Acting President
Keiji Nakamae	Director Advisory Director (General Merchandising Store Business & Supermarket Business)
Shoichiro Onishi	Director
Masahiro Matsuoka	Director

Directors "Shoichiro Onishi" and "Masahiro Matsuoka" are outside directors stated in item 7-2 of paragraph 2 of Article 188 of the Commercial Code of Japan.

(9) Amount paid to the independent auditors as rewards and others

1. Total amount that Daiei and its subsidiaries are owed to pay to the independent auditors: 463 million yen
2. Among the total of 1 above, the amount that Daiei and its subsidiaries are owed to pay as rewards of the performance (audit proving task) stated in No. 1 of article 2 of Law for Certified Public Accountant (Law No. 103 of 1948): 344 million yen
   Among the total of 2 above, the amount that Daiei is owed to pay to the independent auditors as independent auditor: 140 million yen

   * In the Auditor agreement between Daiei and the independent auditors, there is no classifying line on the auditing rewards based on auditing based on the law concerning exemption on the Commercial Law on auditing of stock company and auditing rewards based on the audit stated in the Stock Exchange Law, therefore the amount stated in 3 above includes the audit reward based on the Stock Exchange Law.

3. IMPORTANT FACTORS OCCURRED AFTER THE CLOSING DATE

1) The board of directors' meeting held on March 7, 2005 resolute the following execution of financial restructuring with the requirements of the approval at the Extraordinary General Meeting of Shareholders and the Class Meeting of Class Shareholders by the class shareholders. And all were approved at the Extraordinary General Meeting of Shareholders and the Class Meeting of Common Shareholders held on March 30, 2005 and by the Class Meeting of other Preferred Shareholders with written documents on March 29, 2005.

(1)The capital reduction and the cancellation of shares with no payment made to the holders of the Class A preferred shares, Class B preferred shares, Class E preferred shares, Class F preferred shares and Class G preferred shares in conjunction with the capital reduction

The amount of our capital will be reduced from 119,510,560,000 yen to 500,000,000 yen by 119,010,560,000 yen with no payment made to the shareholders.

All of outstanding shares such as the Class A preferred shares (4,500,000 shares), Class B preferred shares (4,500,000 shares), Class E preferred shares (50,000,000 shares), Class F preferred shares (80,000,000 shares) and Class G preferred shares (50,000,000 shares) will be cancelled with no payment made to the shareholders.

1. Submission term of certificates of shares	from April 1, 2005 to May 9, 2005
2. Objection term for creditors	from April 28, 2005 to May 9, 2005
3. Effective date of the capital reduction	May 10, 2005

(2) The reverse stock split of shares

Ten common shares will be consolidated into one common share and the number of shares constituting one share unit will be reduced from 500 to 50.

1. Submission term of certificates of shares	from April 1, 2005 to May 9, 2005
2. Suspended term of trade	from April 28, 2005 to May 9, 2005
3. Effective date of conversion	May 10, 2005
4. Effective date of unit change	May 10, 2005

(3) The change of the condition for conversion of the Class D (1) and Class D (2) preferred shares

We changed the condition for conversion of the Class D (1) and Class D (2) preferred shares. The Class D (1) and Class D (2) preferred shares have been converted to common shares and the converted common shares will be implemented the reverse split as stated above (2).

(4) The issuance of new shares by the third party allotment

① The details of the issuance of common shares

i) Number of outstanding shares	33,244,650 shares
ii) Issuance price	1,113 yen for one common share
iii) Maximum of the total amount of the issuance price	37,001,295,450 yen
iv) Amount capitalized	18,517,270,050 yen
v) Term for application	from March 7, 2005 to May 10, 2005
vi) Deadline of payment	May 10, 2005
vii) Initial date of dividend	March 1, 2005
viii) Date of delivery of new shares	May 11, 2005
ix) Allotted firms of shares and numbers	DRF Limited 23,292,700 shares Marubeni Co., Ltd. 9,951,950 shares

The allotted firms could be company limited or limited private company which shareholders or staff are affiliated to Marubeni Co., Ltd.

The allotted firm above is determined as Marubeni Retail Investment Co., Ltd. which is 100% owned subsidiaries by Marubeni Co., Ltd. on April 6, 2005.

x) Terms regarding the rules to continuous ownership of new shares

When selling the new shares within two years from the date issued, we are going to have pledge from of the sell-off shares.

xi) Other important terms

The common shares allotted to sponsors can be fully allotted to the IRCJ. In this event,

notwithstanding the description in ii) and iii) above, the terms and conditions of the issuance will be as follows.

Issuance price	1,053 yen for one common share
Maximum of the total amount of the issuance price	35,006,616,450 yen

② The details of the issuance of Class *Koh* shares

i) Number of outstanding shares	99,733,950shares
ii) Issuance price	752 yen for one common share
iii) Maximum of the total amount of the issuance price	74,999,930,400 yen
iv) Amount capitalized	37,499,965,200 yen
v) Term for application	from March 7, 2005 to May 10, 2005
vi) Deadline of payment	May 10, 2005
vii) Initial date of dividend	March 1, 2005

viii) Date of delivery of new shares May 11, 2005

ix) Allotted firms of shares and numbers

IRCJ	66,489,300 shares
DRF Limited	23,292,700 shares
Marubeni Co., Ltd.	9,951,950 shares

The allotted firms could be company limited or limited private company which shareholders or staff are affiliated to Marubeni Co., Ltd.

The allotted firm above is determined as M arubeni Retail Investment Co., Ltd. which is 100% owned subsidiaries by Marubeni Co., Ltd. on April 6, 2005.

x) Other important terms

The common shares allotted to sponsors can be fully allotted to the IRCJ. In this event, the terms and conditions of the issuance will be the same as ii) and iii) above.

2) We have concluded "Letter of Agreement of Creditors" and "Debt Assumption with exclusion of liabilities" with the IRCJ, financial institutions and the eleven Group companies and we have also concluded "Agreement for debt forgiveness" with the IRCJ and financial institutions by March 31, 2005. With these agreements, we have been assumed our debt of the subjecting Group companies to the financial institutions with exclusion of liabilities and have had some debt forgiveness and change of the repayment period by the financial institutions.

(1) Summary of debt forgiveness

1. Credit financial institutions in subject	UFJ Bank, Ltd.
	Sumitomo Mitsui Banking Corporation
	Mizuho Corporate, Ltd.
	others
2. Amount of debt forgiveness	400,420 million yen

(2) Summary of debt assumption with exclusion of liabilities

1. Companies in subject	JUJIYA Co., Ltd.
	Japan Distribution Leasing Corporation
	Others
2. Amount of debt assumption	80,786 millions yen

As far as this financial report is concerned, the amount and percentage less than the unit shown are rounded and the number of shares less than the unit shown is rounded down.

(TRANSLATION)

THE DAIEI, INC.
NON-CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 28, 2005

ASSETS	In Millions Of Yen
CURRENT ASSETS:	
Cash and bank deposits	43,622
Accounts receivable - trade	20,676
Securities	10
Merchandise inventories	45,083
Supplies	528
Prepaid expenses	9,575
Short-term loans receivable	546,726
Accounts receivable - other	19,859
Accrued income	230
Other current assets	9,090
Allowance for doubtful accounts	(110,456)
TOTAL CURRENT ASSETS	584,943
FIXED ASSETS:	
Property and equipment at net book value-	
Buildings	72,233
Structures	2,885
Machinery and equipment	1,523
Auto and trucks	8
Tools, furniture and fixtures	3,668
Land	112,131
Construction in progress	137
TOTAL PROPERTY AND EQUIPMENT-Net	192,584
Intangible fixed assets-	
Leasehold rights	3,943
Other intangible fixed assets	371
TOTAL INTANGIBLE FIXED ASSETS	4,313
Investments and other assets	
Investment securities	21,166
Stock investments in affiliated company	110,268
Other equity investments	752
Long-term loans receivable	83
Lease deposits	219,639
Claims in bankruptcy, reproduce, restructuring and other	7,219
Long-term prepaid expenses	1,476
Long-term accounts receivable - other	26,392
Other investments	3,609
Allowance for doubtful accounts	(36,320)
TOTAL INVESTMENTS AND OTHER ASSETS	354,283
TOTAL FIXED ASSETS	551,181

LIABILITIES AND SHAREHOLDERS' EQUITY	In Millions Of Yen
CURRENT LIABILITIES:	
Accounts payable - trade	69,709
Short-term borrowings	805,075
Current portion of long-term borrowings	68,610
Accounts payable-other	18,194
Accrued expenses	5,624
Accrued corporate taxes	599
Advances received	1,334
Deposits received	6,884
Advance received profit	2,123
Other current liabilities	1,501
TOTAL CURRENT LIABILITIES	979,653
LONG-TERM LIABILITIES:	
Long-term borrowings, less current portion	83,226
Lease deposits from lessees	29,634
Deferred tax liabilities	307
Deferred tax liabilities for land revaluation	17,209
Accrued employees' retirement benefits	17,227
Allowance for loss on investments in affiliated company	230,865
Allowance for loss on restructuring	134,443
Other long-term liabilities	12,911
TOTAL LONG-TERM LIABILITIES	525,822
TOTAL LIABILITIES	1,505,475
SHAREHOLDERS' EQUITY:	
Common stock and Preferred stock	119,510
Other capital surplus	340
(Gain on retirement on treasury stock)	
Capital surplus	340
Retained earnings (Accumulated Deficit)	(502,451)
Revaluation surplus of land	13,244
Net unrealized loss on available for sale other securities	39
Treasury stock, at cost	(34)
TOTAL SHAREHOLDERS' EQUITY	(369,351)

(TRANSLATION)

THE DAIEI, INC.
NON-CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED FEBRUARY 28, 2005

	In Millions of Yen
OPERATING REVENUES:	
Net sales	1,254,893
Real estate rental revenues	40,403
Other	12,854
	1,308,149
COSTS AND OPERATING EXPENSES:	
Cost of goods sold	968,886
Selling, general and administrative expenses	335,902
	1,304,788
OPERATING INCOME:	3,361
OTHER INCOME AND EXPENSES:	
Other income-	
Interest and dividend income	18,136
Other	717
	18,853
Other expenses-	
Interest expense	12,473
Charge for amortization amount of transitional obligations for retirement benefits	2,478
Other	1,936
	16,888
ORDINARY PROFIT	5,326
SPECIAL GAINS AND LOSSES:	
Special gains-	
Gain on dissolution of employees' pension fund	19,947
Reversal of allowance for business restructuring	19,373
Gain on sale of investment securities	9,307
Other	6,121
	54,749
Special losses-	
Loss on fixed asset impairment	145,418
Transfer to allowance for loss on investments in affiliated company	143,599
Transfer to allowance for loss on restructuring	134,443
Transfer to allowance for bad debt	52,309
Other	54,908
	530,678
LOSS BEFORE INCOME TAXES	470,603
Current	580
Deferred	2,516
NET LOSS	473,699
UNAPPROPRIATED LOSSES-CARRIED FORWARD	34,122
Reversal of land revaluation surplus	5,371
ACCUMULATED DEFICIT	502,451

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes for the assumption of continuing business

We have determined the Business Revitalization Plan under the Industrial Revitalization Corporation of Japan (the IRCJ) with aiming to resolute the business problems fundamentally and to concentrate management resources on core businesses. The Plan including full withdrawal from non-core businesses, underperforming stores and other fundamental restructuring plan such as an immediate implementation asset-impairment accounting caused loss on this fiscal year and counted 369,351 million yen of temporary excessive liabilities at the fiscal year end.

At the fiscal year end, the debt loan came to repayment term. These conditions may cause considerable issues with the assumption of continuing business for the subsidiaries and affiliated companies.

To resolute the problems, we have had consent to the Plan and received the debt forgiveness of 400,420 million yen by the financial institutions on March 31, 2005 and as a result, the situation with excessive liabilities are resolved. Debt forgiveness, refinanced and purchased by the IRCJ have disposed the debt loan under repayment term. In addition, we have continuous support from financial institutions for the future regarding execution of the Plan and the operating foundation will be also intensified with the plan increasing capital by the IRCJ and new sponsors on May 10, 2005. We are also implementing strongly to revitalize profitability by remodeling stores and others.

The consolidated financial statement is made with the assumption of continuing business and the considerable issues above are not concerned.

As we executing the Plan, we are planning to submit the application to the Ministry of Economy, Trade and Industry for approval of the business rehabilitation plan under the law on Special Measures for Industrial Rehabilitation (*Sangyo Katsuryoku Saisei Tokubetsu-sochi Ho.*) Section 3 Term 1.

Significant accounting polices

1. Valuation of securities
   (including securities in designated monetary trust)

   (1) Subsidiaries' stocks and affiliated company's stocks
       -Moving-average cost method

(2) Other securities

Marketable securities … market value method by the market price as of the closing date.

Non-marketable securities … Moving average cost method

2. Valuation of inventories

(1) Merchandise inventories

-Retail method applied on an annual average cost basis

(2) Supplies

-Last purchase price cost method

3. Method of depreciation of tangible fixed assets

(1) Buildings (including building improvements) and Structure

-Straight-line method

(2) Other fixed assets

-Declining-balance method

Useful life mainly used are as follows

・Buildings (including building improvements) and Structure
-8～50 years

・Other fixed assets
-3～20 years

(3) Intangible fixed assets

-Straight-line method

4. Accounting for reserves and allowances

Allowance for bad debts:

For normal receivables, the allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debt experience. For certain doubtful receivables, uncollectible amounts determined by reference to the collectibility of individual accounts are recorded as allowance for bad debts.

Accrued employees' retirement benefits:

Accrued employees' retirement benefits are provided for payment of employees' post retirement benefits at the amount to be accrued at the end of this fiscal year which are calculated based on projected retirement benefit obligation and estimated fair value of pension plan assets at the end of this fiscal year.

As for net post retirement benefit obligation at transition, the reminder after amortization by establishing a retirement benefit trust is amortized as other expense over a period of 15 years on a straight line basis.

Prior service cost is amortized as incurred by the straight-line method over periods (principally 10 years) which are less than the average remaining years of service of the employees.

Actuarial gain or loss is amortized in the year following the respective accrued year. Such gain or loss is recognized as cost by the straight-line method over the period (10 years) which are less than the average remaining years of service of the employees at the respective period.

(Additional information)

Daiei Pension Fund founded by the Daiei itself was dissolved on January 28, 2005 with permission of Ministry of Health, Labor and Welfare. And a part of the system has been transferred to termination allowance plan and Defined Contribution Pension Plan has been newly adopted from March 1, 2005. Net loss before tax adjustment reduced by 19,947 million yen because of dissolution gain of Daiei Pension Fund by applying "Accounting procedure regarding transition of retirement benefits" (Guideline to Apply Corporate Accounting Standard Term1 by Committee of Corporate Accounting Standard, January 31, 2002.)

The difference, 4,936 million yen, under unrecognized calculation regarding large amount of retirees and the inappropriate difference, 9,305 million yen, at the transition of accounting standard are amortized at the end of this consolidated fiscal year. Thus, net loss before tax adjustment increased by 14,242 million yen.

Allowance for loss on investments in subsidiaries and others:

Certain estimated losses are recognized considering each subsidiary's financial status and business results.

This allowance is provided under Article 43 of the Commercial Law.

Allowance for loss on business restructuring:

Allowance for loss on business restructuring is provided for costs which are expected to be incurred as a result of store closure and others under Daiei Group's New Three-Year Business Plan.

The expected loss as a result of Daiei Group's New Three-Year Restoration Plan such as loss by store closure and others is posted. However, it is liquidated all when the Daiei Group's New Three–Year Restoration Plan has been completed.

This allowance is provided under Article 43 of the Commercial Law.

Allowance for business reconstruction

To be prepared for loss on business restructuring by the Business Revitalization Plan, expected loss by store closure and others is recorded.

This allowance is provided under Article 43 of the Commercial Law.

5. Foreign currency translation for assets and liabilities

Monetary assets and liabilities in foreign currencies are translated into yen at the rate of exchange in effect at the balance sheet date, and exchange loss or profit is recognized as incurred.

6. Lease

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

7. Accounting for consumption tax

Transactions subject to consumption tax are recorded at amounts that exclude consumption tax.

Change in accounting policy

"Accounting standard of loss in fixed asset" ("Statement of position applying accounting standard of loss in fixed asset" by Business Accounting Council, August 9, 2003) and "Applying policy of accounting standard of loss in fixed asset" (Guideline to Apply Corporate Accounting Standard Term 6 by Committee of Corporate Accounting Standard October 31, 2004) are adopted for this fiscal year because those are applied for financial statements with closing date between March 31, 2004 and March 31, 2005. Thus, net loss before tax adjustment increased by 145,418 million yen.

Balance sheet items

	(In Millions of Yen)
1. Account balances with subsidiaries	
· Due from subsidiaries:	
Short-term	572,844
Long-term	29,024
· Due to subsidiaries:	
Short-term	16,897
Long-term	22,087
2. Accumulated depreciation of property and equipment:	295,825

3. In addition to the fixed assets presented in the balance sheet, the Company uses leased display equipment and POS-related appliances in its business as significant fixed assets.

4. Assets pledged as collateral are as follows:

	(In Millions of Yen)
Cash and bank deposits	14,406
Securities	10
Other current assets	8,007
Buildings	41,617
Land	110,621
Investment securities	19,865
Stock investments in subsidiaries	69,205
Other equity investments	418
Lease deposits	94,293
Claims in bankruptcy, reproduce, restructuring and other	2,698
Long-term accounts receivable - other	7,189

5. Contingent liabilities-guarantees: ¥ 39,861 million

6. Land Revaluation:

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999 respectively, the Company elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholder's equity. There is no effect on the statement of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities.

As for the current term, difference between the market value and carrying amounts of the revalued land at the end of February 28, 2005 is (26,702) million yen.

7. Under Article 92 of the Commercial Code, when the amounts of net assets after deducting the sum of revaluation surplus (difference) of land and net unrealized gain (loss) on securities are below the sum of capital, additional paid-in capital and legal reserve, the differential amounts must be disclosed. Such differential amounts are 502,145 million yen as of February 28, 2005.

8. Net asset according to Article 124.3 of the Commercial Code Enforcement Regulations:

¥ 39 million

9. Any fractional sums of less than ¥1 million are rounded on the balance sheet.

Statement of income items

1. Transactions with Subsidiaries

	(In Millions of Yen)
Net sales	253,391
Real estate rental revenues	32,246
Other operating revenues	8,885
Purchases	109,659
Transactions other than operating transactions	36,601

2. Net loss per share: ¥729.20

3. Loss from impairment of fixed assets

1) Summaries on the asset groups which has loss from impairment in recognition

Area	Application	Numbers	Type
Hokkaido	Stores, lease properties	10	lands, buildings, leasehold rights and others
Touhoku	Stores, lease properties	11	lands, buildings, leasehold rights and others
Kantou	stores, lease properties, idle real estate	58	lands, buildings, leasehold rights and others
Chubu	stores, lease properties, idle real estate	16	lands, buildings
Kinki	Stores, lease properties, idle real estate	53	lands, buildings, leasehold rights and others
Chugoku, Shikoku	Stores, idle real estate	13	lands, buildings, leasehold rights and others
Kyusyu, Okinawa	Stores, lease properties	33	lands, buildings

2) Process to recognize loss from impairment

Regarding outlets and lease properties, book price of outlets with continuous operating loss or market price excessively lower than book price is lowered up to recoverable price of asset group, and regarding idle real estate, book price of market price excessively lower than book price is lowered up to recoverable price of asset group and those declined amount is recorded as loss from impairment of fixed asset in Special Losses.

3) Details of loss from impairment (in millions of yen)

	Stores	Lease properties	Idle real estate	Total
Buildings *1	74,783	7,108	6,978	88,868
Lands	37,006	8,471	3,666	49,142
Leasehold rights and others *2	6,366	13	1,030	7,408
Total	118,154	15,591	11,673	145,418

*1 Including leasing assets

*2 Including other non-tangible fixed assets and long-term prepaid expenses

4) Asset grouping

Counted store as basic unit of the smallest unit bearing cash flows and other than stores such as lease properties and idle real estate are grouped by each property.

5) How the recoverable amount is calculated

Net sale price of recoverable amount in asset group is evaluated mainly with estate survey evaluation standard and utility value is calculated with 5% allowance of future cash flows.

4. Any fractional sums of less than ¥1 million are rounded on the statement of income

Facts for deferred income taxes

1. The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

	(In Millions of Yen)
Deferred income tax assets:	
Provision for loss on investments in subsidiaries and others	93,962
Tax loss carry-forwards	73,123
Loss on fixed asset impairment	59,185
Non-deductible portion of allowance for doubtful accounts	58,186
Allowance for loss on restructuring	54,956
Appraisal loss of stock investments in subsidiaries	52,073
Accrued employees' retirement benefits	16,927
Loss from revaluation of investment securities	2,077
Others	9,993
Gross deferred income tax assets	420,483
Less: Valuation allowance	(420,483)
Total deferred income tax liabilities	-
Deferred income tax liabilities:	
Net unrealized loss on available-for-sale securities	(26)
Others	(281)
Total deferred income tax liabilities	(307)
Net deferred income tax assets	(307)

2. Reconciliation of the difference between the effective income tax rate and statutory income tax rate

Statutory income tax rate: 40.7%

As net loss before income taxes is accounted for this fiscal year, reconciliation of the difference between the effective income tax rate and statutory income tax rate is eliminated.

Retirement benefit accounting

1. Summary of the adopted retirement benefit plan

We have lump-sum retirement allowance plan as defined benefit pension plan. Daiei Pension Fund which was established as defined benefit pension plan was dissolved on January 28, 2005 with permission. In the case of any employee retirement, premium severance pay might be paid. We have set employee pension trust.

2. Projected benefit obligation (As of February 28, 2005)

	(In Millions of Yen)
a. Projected benefit obligation	(52,631)
b. Fair value of plan assets	25,036
c. Unfunded retirement benefit obligation (a + b)	(27,595)
d. Unamortized amounts of transitional obligation	4,739
e. Unrecognized actuarial loss	6,262
f. Unrecognized prior service cost (decrease of obligation)	(633)
g. Net amounts to be recorded on the balance sheet (c+d+e+f)	(17,227)
h. Prepaid pension cost	-
i. Accrued employees' retirement benefit (g-h)	(17,227)

3. Components of retirement benefit costs (from March 1, 2004 to February 28, 2005)

	(In Millions of Yen)
a. Service cost (note 1,2,4)	4,975
b. Interest cost (note 2)	2,710
c. Expected return on plan assets (note 2)	(1,670)
d. Amortization of transitional obligation	11,784
e. Recognized actuarial loss	7,585
f. Amortization of prior service cost	(458)
g. Retirement benefit costs (a+b+c+d+e+f)	24,925
h. Gain on dissolution of employee's pension fund	(19,947)
Total (g+h)	4,978

Note:

1. Excluding the employees' contribution
2. Excluding the received amount regarding seconded employees
3. Including lump amortization of the difference at the transition of accounting standard regarding large amount of retirees, lump amortization of the difference under calculation and lump amortization of past service liabilities
4. Including additional allowance of lump-sum money for some part-timers

4. Assumptions used in employees' retirement benefit accounting

Discount rate	1.5%
Expected return on plan assets	4.8%
Amortized period of prior service cost	10 years
Recognition period of actuarial gain and loss	10 years
Amortization period of transitional obligation	10 years

PROPOSAL OF DISPOSITION OF DEFICIT

(In yen)

Undisposed Deficit - at end of year	502,450,895,976
To be dealed as follows:	
Deficit to be carried forward	502,450,895,976

INDEPENDENT AUDITORS' REPORT

April 12, 2005

To the Board of Directors of The Daiei, Inc.

Deloitte Touche Tohmatsu

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Shinichi Yamada

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Shigeji Sugimoto

Engagement Partner,
Certified Public Accountant:
Yoshiaki Kitamura

Pursuant to first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of disposition of deficit and the supplementary schedules (with respect to accounting matters only) of The Daiei Inc. for the 54th fiscal year from May 1, 2004 to February 28, 2005. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

As described in changes in accounting direction, the company has applied the accounting standard concerning account impairment for fixed asset from this operating year and the reason for this application is based on the new accounting standard, therefore the action is recognized as appropriate.

(2) The business report (with respect to accounting matters only) present fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Article of Incorporation,

(3) The proposal of disposition of deficit is in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Factors occurred after closing date described in the business report will have the critical influence over the property or profit and loss status of the company after this term.

(Additional information)

As noted in the assumption of continuing business, since the company is in the situation where the debts exceed the total assets and there exists the debts of which repayment date has expired to some financial institutions, there is an important doubt concerning the assumption of continuing business. Business plan and others related to the current situation are noted. Accounting documents and the attachment are made on the assumption of continuing businesse and the above documents do not reflect the said important doubt.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

CORPORATE AUDITORS' REPORT

The Board of Corporate Auditors of The Daiei, Inc. (the "Company") has received reports from all of the corporate auditors of the Company which summarize the methodology and results of the audit conducted by them regarding the execution of the duties of the Company's directors for the year ended February 28, 2005 (the 54th fiscal period).

We, the members of the Board of Corporate Auditors, have discussed the reports and hereby report our audit opinion as follows:

1. Summary of the Method of Audit

Each corporate auditor, in accordance with audit policies and planning established by the Board of Corporate Auditors, has attended the Board of Directors' meetings and other important meetings of the Company, made necessary inquiries of the Company's officers regarding the operating status of their duty, reviewed important internal documents with appropriate approvals, made reviews of operations and conditions of assets of major business offices.

We have received reports from and made necessary inquiries of the independent auditors of the Company and reviewed the financial statements and supplementary schedules of the Company. We made necessary inquiries of the officers of the subsidiaries of the Company regarding their operations and made observations as required.

In order to determine if there are any transactions by the directors which compete with the business of the Company, any transactions between the Company and the directors against the interest of the Company, any services or benefits provided free of charge, any unusual transactions with subsidiaries or shareholders, and any acquisition or disposal of treasury stock, we have employed other audit procedures, in addition to the above stated audit procedures, including receiving special reports from directors and officers related to the transactions and scrutinizing the details of the relevant transactions.

2. Result of Audit

(1) We have found the methodology used and results of the audit by the independent auditors to be adequate;

(2) We have found that the business report presents fairly, in conformity with the applicable laws and regulations and the Company's Articles of Incorporation, the status of the Company;

(3) We have found that the proposal of disposition of deficit is fairly presented, in light of the status of the Company's assets and other factors;

(4) We have found that the supplementary schedules fairly present the required information ; and

(5) With regard to the execution of the duties of the directors, we have found that there has been neither misconduct nor material matters that would be in contradiction with any laws or the Company's Articles of Incorporation.

April 14, 2005

The board of Corporate Auditors of The Daiei, Inc.

Corporate Auditor (Full-time) Osamu Sato

Corporate Auditor (Full-time) Kenjuro Yamamoto

Corporate Auditor Toichiro Kigawa

Corporate Auditor Satoru Kita

Note:

Toichiro Kigawa and Satoru Kita are outside corporate auditors stipulated in Article 18 paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporation (Kabushiki-Kaisha)."

(TRANSLATION)

THE DAIEI, INC.
CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 28, 2005

ASSETS	In Millions Of Yen
CURRENT ASSETS:	
Cash and bank deposits	208,178
Trade notes and accounts receivable	151,824
Inventory assets	74,845
Deferred tax assets	21,465
Short-term loans receivable	277,519
Accounts receivable - other	36,902
Other current assets	39,596
Allowance for doubtful accounts	(31,137)
TOTAL CURRENT ASSETS	779,192
FIXED ASSETS:	
Property and equipment at net book value-	
Buildings and structures	167,235
Tools, furniture and fixtures	28,023
Land	257,632
Other fixed assets	5,922
TOTAL PROPERTY AND EQUIPMENT-Net	458,812
Intangible fixed assets-	
Consolidated adjustment account	10,308
Other intangible fixed assets	24,310
TOTAL INTANGIBLE FIXED ASSETS	34,618
Investments and other assets	
Investment securities	56,305
Lease deposits	266,557
Deferred tax assets	6,323
Other investments	87,252
Allowance for doubtful accounts	(62,259)
TOTAL INVESTMENTS AND OTHER ASSETS	354,178
TOTAL FIXED ASSETS	847,608
TOTAL ASSETS	1,626,800

LIABILITIES AND SHAREHOLDERS' EQUITY	In Millions Of Yen
CURRENT LIABILITIES:	
Trade notes and accounts payable	109,121
Short-term borrowings	995,223
Current portion of long-term borrowings	134,019
Commercial paper	30,000
Accounts payable-other	30,293
Accrued corporate taxes	1,497
Deposits received	65,241
Allowance for bonus payable	2,857
Other current liabilities	33,409
TOTAL CURRENT LIABILITIES	1,401,660
LONG-TERM LIABILITIES:	
Long-term borrowings, less current portion	337,319
Lease deposits from lessees	40,308
Deferred tax liabilities	8,934
Deferred tax liabilities for land revaluation	17,210
Accrued employees' retirement benefits	32,798
Allowance for loss on restructuring	165,865
Other long-term liabilities	12,069
TOTAL LONG-TERM LIABILITIES	614,503
TOTAL LIABILITIES	2,016,163
MINORITY INTEREST	22,735
SHAREHOLDERS' EQUITY:	
Common stock and Preferred stock	119,510
Capital surplus	827
Retained earnings	(547,934)
Revaluation surplus of land	13,143
Net unrealized loss on available for sale other securities	5,531
Accounts translation adjustments	(287)
Treasury stock, at cost	(2,888)
TOTAL SHAREHOLDERS' EQUITY	(412,098)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,626,800

(TRANSLATION)

THE DAIEI, INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED FEBRUARY 28, 2005

	In Millions of Yen
OPERATING REVENUES:	
Net sales	1,592,660
Real estate rental revenues	45,279
Other	195,879
	1,833,818
COSTS AND OPERATING EXPENSES:	
Cost of goods sold	1,154,640
Selling, general and administrative expenses	636,788
	1,791,428
OPERATING INCOME:	42,390
OTHER INCOME AND EXPENSES:	
Other income-	
Interest income	1,301
Dvidend income	610
Other	2,253
	4,164
Other expenses-	
Interest expense	15,624
Charge for amortization amount of transitional obligations for retirement benefits	3,577
Investment loss in equity affiliates	17,399
Other	2,653
	39,253
ORDINARY PROFIT	7,301
SPECIAL GAINS AND LOSSES:	
Special gains-	
Gain on dissolution of employees' pension fund	32,750
Reversal of allowance for business restructuring	25,696
Gain on sale of investment securities	12,360
Other	11,279
	82,085
Special losses-	
Loss on fixed asset impairment	325,579
Transfer to allowance for loss on restructuring	165,865
Transfer to allowance for bad debt	33,131
Other	56,489
	581,064
LOSS BEFORE INCOME TAXES	491,678
Current	1,786
Deferred	17,145
Minority stockholder income	589
NET LOSS	511,198

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes for the assumption of continuing business

We have determined the Business Revitalization Plan under the assistance from the Industrial Revitalization Corporation of Japan (the IRCJ) with aiming to fundamentally resolve the business challenges and to concentrate management resources on core businesses. The Plan including full withdrawal from non-core businesses, underperforming stores and other fundamental restructuring measures such as an immediate implementation of asset-impairment accounting, resulted in loss on this consolidated fiscal year and counted 412,098 million yen of temporary excessive liabilities at the consolidated fiscal year end.

At the consolidated fiscal year end, the debt loan came to repayment term. These conditions may cause considerable doubts in the assumption of continuing business.

To resolute the problems, we have had consents to the Plan and received the debt forgiveness of 400,420 million yen from the financial institutions on March 31, 2005. As for the debt loan with the expired date of repayment, the issue has been solved through debt forgiveness, refinancing, and purchasing by the IRCJ. In addition, the excessive liabilities are eliminated with the plan increasing capital by the IRCJ and new sponsors on May 10, 2005 and thus the operating foundation will be also intensified. We are also implementing strongly to revitalize profitability by remodeling stores and others.

The consolidated financial statement is made with the assumption of continuing business and the considerable doubts above are not concerned.

As we execute the Plan, we are planning to submit the application to the Ministry of Economy, Trade and Industry for approval of the business rehabilitation plan under the law on Special Measures for Industrial Rehabilitation (*Sangyo Katsuryoku Saisei Tokubetsu-sochi Ho.*) Section 3 Term 1.

Basic terms to make the consolidated financial statement

1. Issues related to the range of consolidation

Number of subsidiaries:		96
Major subsidiaries:		K.K. Advanced Department Stores of Japan K.K. Urayasu Chuokaihatsu, K.K. OMC Card, K.K. Orange Estate, Jyujiya Co., Ltd., K.K. Daiei Leasing Company, K.K. Nakago, Japan Distribution Leasing Corp.
Changes in the range:	[New]	(newly established) K.K. Car Lisence OMC

[Elimination] (liquidated) K.K. Yunido Daiei Tomonokai
(sold) K.K. Fukuoka Daiei Real Estate
K.K. Fukuoka Daiei Hawks
and other three subsidiaries

Name of non-consolidated subsidiaries: Daiei OMC Hawaii, Inc.

The total assets, revenues, profit and loss (as for equity method), and retained earnings (as for equity method) of non-consolidated subsidiaries have no influence on the consolidated financial statement and thus excluded from the range and adoption of equity method.

2. Terms for adopting equity method

Number of affiliates adopting equity method: 13

Major affiliates: The Maruetsu, Inc., Fuji Soft DIS, Inc.

Changes in the range: [New] (acquisition) Japan & OMC Travel
[Elimination] (sold) Volks, Inc.

3. Terms for the fiscal year of consolidated subsidiaries

In the case the financial closing date of subsidiaries differs from the consolidated closing date (the last day of February), financial statements are consolidated based on each subsidiary which has the closing dates in November, December or January. When the closing date is in March, the provisional financial statement in September is applied for the consolidation. Necessary adjustment is made if any important deal occurred in between the closing date of each subsidiary and the closing date of the consolidated base.

4. Terms for the accounting methods

1) The standard and evaluation of significant asset

(i) Securities

Other securities

Marketable securities: Market value method by the market price as of closing date (Variance of estimate is all accounted with direct asset method and value sold is calculated with moving average cost method.)

Non-marketable securities	Moving average cost method
(ii) Derivatives	Marketable method
(iii) Inventories asset	For significant inventories, consolidated subsidiaries mainly adopt retail method stated in the corporate-tax code under the retail method applied on an annual average cost basis stated on "Consecutive statement of position adjusting with the related enactment of corporate accounting principles" Term 4.

2) Method of depreciation of significant depreciable asset

(i) Tangible fixed asset	Straight-line method is adopted for buildings and structures and for the other asset, declining-balance method is adopted except some consolidated subsidiaries adopting straight-line method. Major durable period for buildings and structure is 5 to 50 years.
(ii) Intangible fixed asset	Straight-line method is adopted. Straight-line method under estimated usage period of 5 years for consolidated subsidiaries and Daiei is adopted for our software.

3) The standard for significant accounting allowances

(i) Allowance for bad debts	To be prepared for loan-loss of receivables, estimated irrecoverable loan is accounted by loan-loss ratio for general receivables and by taking the possibilities of collection for each into consideration for certain doubtful receivables.
(ii)Allowance for bonus	To be prepared for bonus of employees for consolidated subsidiaries, estimated amount for bonus partly posted to this financial statement is accounted.

(iii) Allowance for retirement benefits for employees

To be prepared for retirement benefits for employees, retirement allowance and pension assets expensed for this fiscal year end are accounted with estimated amount of those.

Regarding difference occurred by the transition of accounting method, the balance after amortization of established employee pension trust is accounted for other expenses divided proportionally in 15 years and a part of consolidated subsidiaries accounted it for extraordinary loss divided proportionally in 5 years.

Past service liability is amortized by straight-line method under certain period, mainly 10 years, less than average balance of work period at the occurrence.

Difference occurred at the calculation is amortized with proportionally divided amount calculated by straight-line method under certain period, mainly 10 years, less than average balance of work period at the occurrence in the following consolidated fiscal year of when occurred.

(Additional information)

Daiei Pension Fund which part of consolidated subsidiaries and affiliates were joining was dissolved on January 28, 2005 with permission of Ministry of Health, Labor and Welfare and Defined Contribution Pension Plan has been newly adopted from March 1, 2005. Net loss before tax adjustment decreased by 32,750million yen because of dissolution gain of Daiei Pension Fund by applying “Accounting procedure regarding transition of retirement benefits” (Guideline to Apply Corporate Accounting Standard Term1 by Committee of

Corporate Accounting Standard, January 31, 2002.)

The difference, 4,975million yen, under unrecognized calculation regarding large amount of resignee and the unappropriated difference, 10,948million yen, at the transition of accounting standard are amortized at the end of this consolidated fiscal year. Thus, net loss before tax adjustment increased by 15,923million yen.

(iv) Allowance for loss on business restructuring

To be prepared for loss on business restructuring by the expected loss as the result of for Daiei Group's New Three –Year Business Plan such as loss by store closure and others is accounted. However, it is liquidated all when the Daiei Group's New Three –Year Restoration Program has been completed.

(v) Allowance for business reconstruction

To be prepared for loss on business restructuring by the Business Revitalization Plan, expected loss by store closure and others is accounted.

4) Translation standard to Japanese yen of significant asset and liability in foreign currency

Debts and credits in foreign currency are translated in Japanese yen with the spot exchange rate at the consolidated closing date and exchange gain and loss is accounted as profit and loss.

The asset, liability and earnings of consolidated subsidiaries overseas are translated in Japanese yen with the spot exchange rate at the consolidated closing date and exchange gain and loss are included in minority equity and equity adjustment by foreign currency translation.

5) Accounting method for significant leasing business

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

6) Accounting method for significant hedge accounting

(i) Method for hedge accounting — Deferral hedge accounting is adopted. Interest swap transactions which meet exceptional accounting requirements are accounted with exceptional accounting method.

(ii) Means and targets for hedging — Means: interest swap, foreign exchange contract
Targets: debt loan, import transaction

(iii) Policy for hedging — Interest volatility risk and foreign currency risk are offset under internal rules of derivatives trading.

(iv) Evaluation method of hedge effectiveness

Hedge effectiveness for interest swap transaction is evaluated by comparing cumulative total of cash flow variation between means and targets. Effectiveness evaluation for interest swap transaction under exceptional accounting is omitted.

Hedge effectiveness for foreign exchange contract is evaluated by comparing cumulative total of market fluctuation between means and targets.

7) Other significant terms preparing the consolidated financial statement

Consumption tax is excluded at accounting process.

5. Terms for evaluating asset and liability of consolidated subsidiaries

Marked-to-market method is adopted entirely for evaluating asset and liability of consolidated subsidiaries.

6. Terms for amortization of consolidated adjustment account
   Consolidated adjustment account is amortized proportionally in 5 or 20 years. Anything with no importance is amortized fully on the fiscal year occurred.

Change in accounting policy

"Accounting standard of loss in fixed asset" ("Statement of position applying accounting standard of loss in fixed asset" by Business Accounting Council, August 9, 2003) and "Applying policy of accounting standard of loss in fixed asset" (Guideline to Apply Corporate Accounting Standard Term 6 by Committee of Corporate Accounting Standard October 31, 2004) are adopted for this consolidated fiscal year because those are applied for financial statements with closing date between March 31, 2004 and March 31, 2005. Thus, net loss before tax adjustment increased by 325,579million yen.
Cumulative total amount of impaired loss is written off form each asset under revised regulations of financial statements.

Regarding consolidated balance sheet

1. Accumulated depreciation for tangible fixed asset 605,746million yen

2. Collateral in asset (millions of yen)

Cash and bank deposits	17,295
Inventories asset	659
Short-term loans receivable	51,740
Other current assets	8,385
Buildings and structures	106,735
Land	241,787
Other tangible fixed asset	351
Investment securities	47,154
Lease deposit	111,078
Other investments	13,076
Treasury share	2,139

3. Balance of guarantee liabilities 17,155million yen

4. Revaluation of the land

Based on the Law Concerning Revaluation of Land (Law No. 34 proclaimed on March 31, 1998) and Law Partially Revising Law Concerning Revaluation of Land (Law No. 24 proclaimed on March 31, 1999), Daiei and its some of the consolidated subsidiaries are revaluating the land for business use. Tax corresponding amount for the valuation balance, Daiei and its consolidated subsidiaries are posting to the liabilities as "deferred tax debts concerning revaluation," and the amount is posted in Shareholders' equity at Daiei, and some consolidated subsidiaries is posting equivalent amount that Daiei owns to Shareholders' equity as "difference from land revaluation."

<Daiei>

Date conducted revaluation: February 28, 2001

Method of revaluation: The method has been rationally adjusted by the appraisal by a real estate appraiser determined in No. 5 of Article 2 of Law Enforcement Regulations Concerning Land Revaluation and tax valuation amount for fixed assets stated in No. 3 of the same Article.

Difference between the current price at the end of the term and the book value after revaluation for the land revaluated: (26,702) million yen

<Consolidated subsidiaries and others>

Date conducted revaluation: February 28, 2002

Method of revaluation: The method has been rationally adjusted based on the land price calculating taxable price of land price tax regulated Article 16 of Law on Land Price Tax (Law No. 69 for 1991), which is provided in Law Enforcement Order concerning Land Revaluation (announced on March 31, 1998, Ordinance No. 119).

Difference between the current price at the end of the term and the book value after revaluation for the land revaluated: (48) million yen

5. Less than million yen is rounded off for the prices listed.

Consolidated statement of income items

1. Net loss per share: ¥806.43

2. Loss from impairment of fixed assets

1) Summaries on the asset groups which has loss from impairment in recognition

Area	Application	Numbers	Type
Hokkaido	stores, lease properties idle real estate	93	lands, buildings,
Touhoku	stores, lease properties idle real estate	82	lands, buildings,
Kantou	stores, lease properties, idle real estate	699	lands, buildings,
Chubu	stores, lease properties, idle real estate	122	lands, buildings
Kinki	stores, lease properties, idle real estate	391	lands, buildings,
Chugoku, Shikoku	stores, lease properties, idle real estate	60	lands, buildings,
Kyusyu, Okinawa	stores, lease properties idle real estate	197	lands, buildings

2) Process to recognize loss from impairment

Regarding outlets and lease properties, book price of outlets with continuous operating loss or market price excessively lower than book price is lowered up to recoverable price of asset group, and regarding idle real estate, book price of market price excessively lower than book price is lowered up to recoverable price of asset group and those declined amount is recorded as loss from impairment of fixed asset in Special Losses.

3) Details of loss from impairment (in millions of yen)

Buildings *1	155,937
Lands	156,710
Leasehold rights and others *2	12,932
Total	325,579

*1 Including leasing assets

*2 Including other non-tangible fixed assets and long-term prepaid expenses

4) Asset grouping

Counted store as basic unit of the smallest unit bearing cash flows and other than stores such as lease properties and idle real estate are grouped by each property.

5) How the recoverable amount is calculated

Net sale price of recoverable amount in asset group is evaluated mainly with estate survey evaluation standard and utility value is calculated with 5% allowance of future cash flows.

3. Any fractional sums of less than ¥1 million are rounded on the statement of income

Important factors occurred after the closing date

1. The board of directors' meeting held on March 7, 2005 resolute the following execution of financial restructuring with the requirements of the approval at the Extraordinary General Meeting of Shareholders and the Class Meeting of Class Shareholders by the class shareholders. And all were approved at the Extraordinary General Meeting of Shareholders and the Class Meeting of Common Shareholders held on March 30, 2005 and by the Class Meeting of other Preferred Shareholders with written documents on March 29, 2005.

(1) The capital reduction and the cancellation of shares with no payment made to the holders of the Class A preferred shares, Class B preferred shares, Class E preferred

shares, Class F preferred shares and Class G preferred shares in conjunction with the capital reduction

The amount of our capital will be reduced from 119,510,560,000 yen to 500,000,000 yen by 119,010,560,000 yen with no payment made to the shareholders.

All of outstanding shares such as the Class A preferred shares (4,500,000 shares), Class B preferred shares (4,500,000 shares), Class E preferred shares (50,000,000 shares), Class F preferred shares (80,000,000 shares) and Class G preferred shares (50,000,000 shares) will be cancelled with no payment made to the shareholders.

1. Submission term of certificates of shares	from April 1, 2005 to May 9, 2005
2. Objection term for creditors	from April 28, 2005 to May 9, 2005
3. Effective date of the capital reduction	May 10, 2005

(2) The reverse stock split of shares

Ten common shares will be consolidated into one common share and the number of shares constituting one share unit will be reduced from 500 to 50.

1. Submission term of certificates of shares	from April 1, 2005 to May 9, 2005
2. Suspended term of trade	from April 28, 2005 to May 9, 2005
3. Effective date of conversion	May 10, 2005
4. Effective date of unit change	May 10, 2005

(3) The change of the condition for conversion of the Class D (1) and Class D (2) preferred shares

We changed the condition for conversion of the Class D (1) and Class D (2) preferred shares. The Class D (1) and Class D (2) preferred shares have been converted to common shares and the converted common shares will be implemented the reverse split as stated above (2).

(4) The issuance of new shares by the third party allotment

① The details of the issuance of common shares

i) Number of outstanding shares	33,244,650 shares
ii) Issuance price	1,113 yen for one common share
iii) Maximum of the total amount of the issuance price	37,001,295,450 yen
iv) Amount capitalized	18,517,270,050 yen

v) Term for application — from March 7, 2005 to May 10, 2005
vi) Deadline of payment — May 10, 2005
vii) Initial date of dividend — March 1, 2005
viii) Date of delivery of new shares — May 11, 2005
ix) Allotted firms of shares and numbers — DRF Limited 23,292,700 shares
Marubeni Co., Ltd. 9,951,950 shares

The allotted firms could be company limited or limited private company which shareholders or staff are affiliated to Marubeni Co., Ltd.
The allotted firm above is determined as Marubeni Retail Investment Co., Ltd. which is 100% owned subsidiaries by Marubeni Co., Ltd. on April 6, 2005.

x) Terms regarding the rules to continuous ownership of new shares
When selling the new shares within two years from the date issued, we are going to have pledge from of the sell-off shares.

xi) Other important terms
The common shares allotted to sponsors can be fully allotted to the IRCJ. In this event, notwithstanding the description in ii) and iii) above, the terms and conditions of the issuance will be as follows.
Issuance price — 1,053 yen for one common share
Maximum of the total amount of the issuance price
35,006,616,450 yen

② The details of the issuance of Class *Koh* shares
i) Number of outstanding shares — 99,733,950shares
ii) Issuance price — 752 yen for one common share
iii) Maximum of the total amount of the issuance price — 74,999,930,400 yen
iv) Amount capitalized — 37,499,965,200 yen
v) Term for application — from March 7, 2005 to May 10, 2005
vi) Deadline of payment — May 10, 2005
vii) Initial date of dividend — March 1, 2005
viii) Date of delivery of new shares — May 11, 2005
ix) Allotted firms of shares and numbers
IRCJ 66,489,300 shares
DRF Limited 23,292,700 shares
Marubeni Co., Ltd. 9,951,950 shares

The allotted firms could be company limited or limited private company which shareholders or staff are affiliated to Marubeni Co., Ltd.
The allotted firm above is determined as Marubeni Retail Investment Co., Ltd. which is 100% owned subsidiaries by Marubeni Co., Ltd. on April 6, 2005.

x) Other important terms

The common shares allotted to sponsors can be fully allotted to the IRCJ. In this event, the terms and conditions of the issuance will be the same as ii) and iii) above.

2. We have concluded "Letter of Agreement of Creditors" and "Debt Assumption with exclusion of liabilities" with the IRCJ, financial institutions and the eleven Group companies and we have also concluded "Agreement for debt forgiveness" with the IRCJ and financial institutions by March 31, 2005. With these agreements, we have been assumed our debt of the subjecting Group companies to the financial institutions with exclusion of liabilities and have had some debt forgiveness and change of the repayment period by the financial institutions.

(1) Summary of debt forgiveness

1. Credit financial institutions in subject

UFJ Bank, Ltd.
Sumitomo Mitsui Banking Corporation
Mizuho Corporate, Ltd.
Others

2. Amount of debt forgiveness 400,420 million yen

(2) Summary of debt assumption with exclusion of liabilities

1. Companies in subject JUJIYA Co., Ltd.
Japan Distribution Leasing Corporation
Others

2. Amount of debt assumption 80,786 millions yen

INDEPENDENT AUDITORS' REPORT ON CONSLIDATED FINANCIAL STATEMENTS

April 25, 2005

To the Board o f Directors of The Daiei, Inc.

Deloitte Touche Tohmatsu

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Shinichi Yamada

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Shigeji Sugimoto

Engagement Partner,
Certified Public Accountant:
Yoshiaki Kitamura

Pursuant to No. 3 of Article 19 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the consolidated financial statements; that is the consolidated balance sheet and consolidated statement of income of The Daiei, Inc. for the 54th fiscal year from March 1, 2004 to February 28, 2005. These consolidated financial statements are responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion, the above consolidated financial statements present fairly the financial position and the results of operations of the Company and its consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

As stated in the change of accounting, Daiei and its consolidated subsidiaries have adopted asset-impairment accounting for the fixed assets and is considered appropriate because the adoption is based on the new accounting standard.

The facts described in "Important factors occurred after closing date" influence significantly to the financial position and the results of operations of Daiei and its consolidated subsidiaries.

Additional information

As noted in the assumption of continuing business, since the company is in the situation where the debts exceed the total assets and there exists the debts of which repayment date has expired to some financial institutions, there is an important doubt concerning the assumption of continuing business. Business plan and others related to the current situation are noted. Accounting documents and the attachment are made on the assumption of continuing businesse and the above documents do not reflect the said important doubt.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

COPORATED AUDITORS' REPORT ON CONSLIDATED FINANCIAL STATEMENTS

The Board of Corporate Auditors of The Daiei, Inc. (the "Company") has received reports from all of the corporate auditors of the Company which summarize the methodology and results of the audit for the consolidated financial statements (consolidated balance sheet and income of statement) for the 54th fiscal period; from March 1, 2004 to February 28, 2005.

We, the members of the Board of Corporate Auditors, have discussed the reports and hereby report our audit opinion as follows:

1. Summary of the Method of Audit

Each corporate auditor, in accordance with audit policies and planning established by the Board of Corporate Auditors, has received reports and explanation from the Board of Directors and independent auditors and reviewed the consolidated financial statements.

2. Result of Audit

We have found the methodology used and results of the audit by the independent auditors to be adequate.

April 25, 2005

The board of Corporate Auditors of The Daiei, Inc.

Corporate Auditor (Full-time) Osamu Sato

Corporate Auditor (Full-time) Kenjuro Yamamoto

Corporate Auditor Toichiro Kigawa

Corporate Auditor Satoru Kita

NOTE: Toichiro Kigawa and Satoru Kita are outside corporate auditors stipulated in Article 18 paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporation (Kabushiki-Kaisha)."

REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIHTS

1. Total Number of Voting Rights of Total Shareholders 1,235,070

2. Items for Resolution and Supplemental Information

No.1 Matter concerning the approval of the proposal for disposition of deficit earnings for the 54th term

The proposal of disposition of deficit is described on page 36

In order to improve Daiei Group's profitability and strengthen the financial structure through concentrating management resource to the core business, we have worked out the "Business Revitalization Plan" and made application to the Industrial Revitalization Corporation of Japan (IRCJ) for its assistance on December 28, 2004 and received the approval of such assistance of the same day. With the implementation of the "Business Revitalization Plan," we posted extraordinary losses of loss from impairment of fixed assets and allowances for the restructuring of the affiliated companies. We ask for the approval of disposition for this term to be carried forward. We deeply apologize to announce that we will forgo the year-end dividends for this term.

Temporary situation where the liabilities exceed assets from posting these losses will be resolved during the fiscal year 2005 through the debt-forgiveness from the financial institutions and the investments from the IRCJ and sponsors.

No.2 Matter concerning the partial amendment of the Articles of Corporation

1) Reason of the amendment

1 Since JUJIYA Co., LTD., a subsidiary of Daiei, will become wholly-owned subsidiary with stock-for-stock exchange, it is necessary to make the additional changes to the Article 2 (Purpose) in accordance with the amendment draft described afterwards.

2. In the new management, in order for the outside directors to function fully to the expected level, a new clause to be made so as to the outside directors will be able to

make an agreement that limits their responsibility which stated in laws.
The submission of such new clause has received the full agreement from the Board of Corporate Auditors.

3. In accordance with the new clause, the current Articles of Corporation of Articles 21 and afterwards will be carried down by one.

2) Details of the amendment

The details of the amendment are as follows:

[TRANSLATION]

Proposed Amendments to Current Articles of Incorporation

(The underlines indicate the portions to be amended.)

Current Articles of Incorporations	Proposed Amendments
Chapter I. General Provisions (Purposes) Article 2. The purpose of the Company shall be to engage in the following businesses: [Omitted] 5. Operation of pharmacies, restaurants, coffee shops, performance halls, amusement facilities, hotels, sport and cultural facilities and parking lots, construction and management of amusement parks, screening of motion pictures and performance of dramas and other various performances, travel agency business under the Travel Agency Law, life insurance solicitation business, insurance agency business for non-life insurance, consumer loan business, investment advisory services and	Chapter I. General Provisions (Purposes) Article 2. The purpose of the Company shall be to engage in the following businesses: [Omitted] 5. Operation of pharmacies, restaurants, coffee shops, performance halls, amusement facilities, hotels, sport and cultural facilities and parking lots, construction and management of amusement parks, screening of motion pictures and performance of dramas and other various performances, travel agency business under the Travel Agency Law, life insurance solicitation business, insurance agency business for non-life insurance, consumer loan business, investment of securities, investment advisory services, and sale, agency or intermediary

Current Articles of Incorporations	Proposed Amendments
sale, and sales agency or intermediary services for mortgage securities;	services for mortgage securities;
6. Laundry business, building cleaning and security services, and leasing service for automobiles, office equipment, etc.;	6. Laundry business, building cleaning and security services, leasing service for automobiles, office equipment, etc. and printing business, advertising business, and photography business;
[Omitted]	[Omitted]
9. Sale, purchase and lease of real estate;	9. Sale, purchase, lease and management of real estate, and intermediary services therefor;
[New provisions]	10. Development and creation of housing land, and design, monitoring and contracting business for construction work, interior finishing work, engineering work, etc.; 11. Department store business; 12. Management and operation of commercial buildings; 13. Acquisition, transfer, lease and intermediary services for intangible property rights, such as trademarks, copyrights and industrial property rights; 14. Services concerning information processing and provision of information through computers;
10. Wholesale, export and import of the products stated in the preceding items and products related thereto; and	15. Wholesale, export and import of the products stated in the preceding items and products related thereto; and
11. All business incidental or related to each of the above items.	16. All business incidental or related to each of the above items.

Current Articles of Incorporations	Proposed Amendments
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors
[New provisions]	(Liability Limitation Agreement with Outside Directors) Article 21. The Company may, pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, enter into an agreement with an outside director to limit his/her liability to the Company for the damages arising from any act set forth in Paragraph 1, Item 5 of the same Article; provided, however, that the maximum amount of such liability under such agreement shall be the total of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code.
Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors
Article 21. [Omitted] Article 26.	Article 22. [As per the current provisions] Article 27.
Chapter VI. Accounts	Chapter VI. Accounts
Article 27. [Omitted] Article 30.	Article 28. [As per the current provisions] Article 31.

No. 3 Matter concerning the election of four directors

We propose the selection of four additional directors in order to establish and reinforce the new management for our revitalization.

The candidates for directorship are as follows:

	Name (Date of birth)	Brief summary of the candidates' career	Number of the Daiei's shares owned
1	Fumiko Hayashi (May 5, 1946)	1987 entered into BMW Japan Corp. 1999 President of Fahren Tokyo K.K. 2003 President of BMW Tokyo Corp. 2005 Adviser of Daiei (to present)	0
2	Yasuyuki Higuchi (November 28, 1957)	1980 entered into Matsushita Electric Industrial Co., Ltd. 1992 entered into The Boston Consulting Group Inc. 1994 entered into Apple Computer, Inc 1997 Division Manager of consumer commodity produced and Division Manager of PC commodity produced for Compaq Computer Corporation 2003 President of Hewlett-Packard Development Company, L.P. (to present)	0
3	Hikaru Minami (February 25, 1957)	1979 entered into Marubeni Corporation 2001 Executive vice-president of NEXION Corporation 2004 Pro-manager of the accounting department of Marubeni Corporation 2005 Adviser of Daiei (to present)	0
4	Akira Iwamoto (October 15, 1962)	1986 entered into The Long-term Credit Bank of Japan, Ltd. 1998 Manager of A.T. Kearney, Inc. 2005 Adviser to this company, Principal of A.T. Kearney, Inc., Director of seiden.co.jp and Keyport Solutions, Inc. (to present)	0

(Note)

1. There is no conflict of between the candidate for director and Daiei.
2. Mr. Akira Iwamoto, candidate for director is qualified to be appointed as outside directors stated in item 7-2 of paragraph 2 of Article 188 of the Commercial Code of Japan.

No. 4 Matter concerning appointment of four auditors

We propose the appointment of four auditors in order to reinforce the auditing system for our revitalization.

At the closing of this meeting, the term of the office as an auditor for Mr. Touichiro Kikawa will expire and Mr. Osamu Sato, Mr. Kenjuro Yamamoto, and Mr. Satoru Kita will all resign the position as auditors.

This agenda is approved by board of corporate auditors.

Candidate for corporate auditor is as follows:

	Name (Date of birth)	Brief summary of the candidates' career	Number of the Daiei's shares owned
1	Eisuke Nagai (April 4, 1951)	1974 entered into Daiei 2004 Divisional Manager Accounting Division of Daiei (to present)	0
2	Toshihiko Mori (February 28, 1945)	1968 entered into Marubeni Iida Corporation 2003 Corprate Auditor of Marubeni Corporation (to present)	0
3	Takuho Shimodaira (January 19, 1952)	1975 entered into The Sanwa Bank, Ltd. 2004 Operating Officer of UFJ Bank Limited 2004 Adviser of Kokusai motorcars Co., Ltd. 2004 Temporary employee of UFJ Bank Limited (to present)	0
4	Taisuke Sasanuma (November 23, 1953)	1977 entered into Sekisui Chemical Co., Ltd. 1986 entered into Bain & Company, Inc. 1989 entered into Monitor Company L.P. 1992 Partner of joint representation of Advantage Partners, Inc. 1997 Partner of joint representation of Advantage Partners, Inc. and APM Co., Ltd. (to present)	0

(Note)

1. There is no conflict of between the candidate for auditors and Daiei.
2. Mr. Toshihiko Mori, Mr. Takuho Shimohira, and Mr.Taisuku Sasanuma, candidates for auditors are qualified to be appointed as outside auditors stated in Paragraph 1 of Article 18 of the law regarding auditing company limited.

No. 5 Matter concerning Issue of Stock Acquisition Rights as Stock Options

Pursuant to Article 280-20 and Article 280-21 of the Commercial Code, we ask for authorization to issue rights to subscribe for or purchase shares of Daiei ("Stock Acquisition Rights") with especially favorable conditions, as stock options, to persons other than our shareholders in accordance with the following terms and conditions.

1. Reason for Issue of Stock Acquisition Rights with especially favorable conditions

   Aiming to realize its early revitalization and improvement of its earnings, Daiei will issue Stock Acquisition Rights without consideration, as stock options, to its Directors.

2. Summary of Terms of Issue of Stock Acquisition Rights

   (1) Grantees of Stock Acquisition Rights

   Two Directors of Daiei

   (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

   Up to 800,000 shares of common stock of Daiei.

   Provided, however, that if the number of shares to be issued or transferred upon exercise of one (1) Stock Acquisition Right is adjusted in accordance with (3) below, the number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be adjusted to the number obtained by multiplying the Number of Granted Shares (defined below) after adjustment by the total number of Stock Acquisition Rights to be issued.

   (3) Total Number of Stock Acquisition Rights to be Issued

   Up to 16,000

   The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right (the "Number of Granted Shares") shall be 50; provided, however, that if Daiei splits or consolidates its shares of common stock after the issue date of Stock Acquisition Rights, the Number of Granted Shares shall be adjusted according to the following formula. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded. This adjustment shall be made only to the Number of Granted Shares of Stock Acquisition Rights remaining unexercised at the time of adjustment.

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split (or consolidation)

Provided, further, that in the case of a merger with any other company, share exchange, share transfer or capital reduction of Daiei or in any other case where an adjustment of the Number of Granted Shares shall be required, in each case after the issue date of Stock Acquisition Rights, Daiei may make adjustment to the Number of Granted Shares as Daiei deems necessary to the reasonable extent.

(4) Issue Price of Stock Acquisition Rights

No consideration shall be paid at the time of issuance of Stock Acquisition Rights.

(5) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid per share issued or transferred upon exercise of one (1) Stock Acquisition Right (the "Exercise Price") shall be the amount obtained by multiplying the average of closing prices of Daiei's common stock in regular trading on the Tokyo Stock Exchange, Inc. during thirty (30) consecutive trading days commencing forty-five (45) trading days prior to the day immediately following the issue date of Stock Acquisition Rights (This calculation shall be made up to the second decimal place and rounded up to the first decimal place. If stock consolidation etc. is made during the above-mentioned period in the process of calculation of the average, the calculation shall be made upon appropriate adjustment, taking into account such factor.) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. Provided, however, that if this average is below the closing price of Daiei's common stock in regular trading on the Tokyo Stock Exchange, Inc. on the issue date of Stock Acquisition Rights (if there is no transaction made on that day, then the closing price of the latest date prior to that day), the closing price on the issue date shall be the Exercise Price.

(i) If Daiei splits or consolidates its shares of common stock after the issue date of Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula on or after the day immediately following the allotment date for the stock split (in case of stock split) or at the time when the stock consolidation becomes effective (in case of stock consolidation), and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split (or consolidation)}}$$

(ii) If Daiei issues new shares of common stock or sells (including transfer) treasury stock of common stock at an amount to be paid per share below the market price after the issue date of Stock Acquisition Rights (excluding the cases of conversion of shares with a compulsory conversion clause and shares with a conversion rights, and exercise of Stock Acquisition Rights), the Exercise Price shall be adjusted according to the following formula on or after the payment date, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares newly issued} \times \text{Amount to be paid per share}}{\text{Market price of shares before issuance of new shares}}}{\text{Number of outstanding shares} + \text{Number of shares newly issued}}$$

"Number of outstanding shares" provided for in the above formula means the total number of shares outstanding less the total number of shares held by Daiei as treasury stock and in the case where the treasury stock is to be sold, "Number of shares newly issued" and "Amount to be paid per share" shall be read as "Number of shares of treasury stock to be sold" and "Sales price per share", respectively.

(iii) In addition to the above-mentioned events, in the case of a merger with any other company, share exchange, share transfer or capital reduction of Daiei, or in any other case where an adjustment of the Exercise Price shall be required, in each case after the issue date of Stock Acquisition Rights, Daiei may make adjustment to the Exercise Price as Daiei deems necessary to the reasonable extent.

(6) Exercise Period of Stock Acquisition Rights

From March 1, 2008 to May 25, 2015

(7) Conditions of Exercise of Stock Acquisition Rights

(i) Persons who are granted Stock Acquisition Rights by the relevant meeting of the Board of Directors (the "Grantees of Stock Acquisition Rights") may not exercise

Stock Acquisition Rights if they lose their respective status as Director of Daiei on or prior to the exercise of Stock Acquisition Rights with the exception that the Board of Directors approves such exercise.

(ii) The Grantees of Stock Acquisition Rights may exercise all or any part of Stock Acquisition Rights as a one-time procedure, but may not exercise one (1) Stock Acquisition Right by further dividing the same into more than one.

(iii) Other conditions of exercise of Stock Acquisition Rights shall be provided for by the resolution of a meeting of the Board of Directors of Daiei.

(8) Events and Conditions of Cancellation of Stock Acquisition Rights

(i) Daiei may cancel Stock Acquisition Rights without consideration if (i) it becomes impossible to exercise all or any part of Stock Acquisition Rights since the condition of exercise of Stock Acquisition Rights is not satisfied or the exercise period of Stock Acquisition Rights is expired, (ii) a merger agreement in which Daiei is a company to be dissolved is approved by its General Shareholders' Meeting or (iii) a share exchange agreement or a share transfer by which Daiei will become a wholly-owned subsidiary of another company is approved by its General Shareholders' Meeting.

(9) Restriction on Transfer of Stock Acquisition Rights

Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.